

January 7, 2014

Via E-mail
Gerard M. Hayden, Jr.
Senior Vice President and Chief Financial Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

Re: HealthStream, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-27701

Dear Mr. Hayden:

We have reviewed your letter dated November 22, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2013.

Form 10-K for the fiscal year ended December 31, 2012

PART II

Item 8. Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES, page 43

1. We note in your response to prior comment 1 that all marketable securities had contractual maturities of one year or less and were classified as current assets on the balance sheet. Please note that the classification of current assets as defined by the

Gerard M. Hayden, Jr.
HealthStream, Inc.
January 7, 2014
Page 2

        ASC 210-10-20 glossary is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. This classification may or may not coincide with one year or less investment maturity dates. Please clarify in future filings how your available-for-sale securities meet the definition of current assets as defined by ASC 210-10-20 and cite any other accounting literature that supports your conclusion.

    <u>5. BUSINESS COMBINATIONS, page 44</u>

2. We have reviewed your response to our prior comment 2. Please consider in future filings providing, as stated in your response, the qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

        Sincerely,

        /s/ Craig Wilson

        Craig Wilson
        Senior Assistant Chief Accountant